SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	94,145
Prepaid expenses		3,875
Total Assets	$	98,020
Liabilities and Member's Equity		
Due to related party	$	27,750
Total Liabilities		27,750
Commitments and contingencies (Note 4)		
Member's equity		70,270
Total Liabilities and Member's Equity	$	98,020

The accompanying notes are an integral part of these financial statements